SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  :  ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                             No  :  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

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[GRAPHIC]

06

UBS Investor Conference

Australia and New Zealand Banking Group Limited

May 2006

Brian Hartzer

Group MD Personal

www.anz.com	[LOGO]

ANZ is one of Australia’s “BIG FOUR” banks and New Zealand’s largest banking group

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Snapshot

•              Established 1835

•              Represented in 27 countries

•              Market capitalization ~ US$40b

•              Amongst the top 50 banks in the World by market capitalization; top 10 in Asia

•              #4 listed company in Australia

•              Largest company in NZ

•              Assets ~ $319b

•              ~ 31,000 employees worldwide

•              AA-/Aa3 credit ratings

Heritage as a Corporate/Institutional bank; now ~60% Retail

A good first half for ANZ

1H06 v 1H05

Statutory profit	16%

Cash* profit	10%

Cash* profit before provisions	10%

Cash* EPS	10%

Dividend	10%

		2006 guidance

Revenue Growth*	8%	7-9%

Expense Growth*	6%	5-7%

*adjusts headline numbers for AIFRS 2005 adjustments, significant items and incremental integration costs and fair value hedge gains/losses

ANZ’s specialist business model delivering results

CEO

Personal	Institutional	New Zealand

Mortgages	Retail Banking

Consumer Finance	Regional & Rural

Investments & Insurance	Banking Products

Pacific	Small Business

Esanda

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Strong Divisional Revenue growth driving 1H06* performance

[CHART]

Product business performance*

Business	NPAT Growth

Mortgages	21%

Consumer Finance	12%

I & I	18%

Banking Products	12%

Regional & Rural	12%

Note: Esanda, Pacific and Small Business effective May 2006

*growth Mar06 v Mar05, Personal Division at 31/03/06

Success in Personal due to an effective business system

	Financial		Strategy
Performance

“More
Customers		Convenient		Employees
Banking”

	Brand		Products &
	Investment		Distribution

Strategy starts with clear segmentation

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•             ANZ brand for non-price-driven segments

•             Use other brands for other segments

•             Defend share via price where necessary

Customer insights led to “More Convenient Banking”

Key Decision Factors for Customers
(importance out of 10)

Why should customers bank with ANZ (and not somebody else)??

[GRAPHIC]

[CHART]

People increasingly “time poor” – looking for convenient, simple solutions

Success in Personal due to an effective business system

	Financial		Strategy
Performance

“More
Customers		Convenient		Employees
Banking”

	Brand		Products &
	Investment		Distribution

We have invested in our employees and our culture…

Significant investment in employees, largely frontline	Delivering on our commitment to cultural change
(% Personal employees completed “Breakout” program)

[CHART]	[CHART]

…resulting in a highly engaged workforce

Dramatic shift in staff satisfaction (“am I satisfied working at the ANZ?”)

[CHART]

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High levels of engagement across the Personal Division

[CHART]

Branch Manager engagement

[CHART]

Success in Personal due to an effective business system

	Financial		Strategy
Performance

“More
Customers		Convenient		Employees
Banking”

	Brand		Products &
	Investment		Distribution

Specialization has delivered product and service excellence

Bank of the Year 6 years in a row.

Switch banks now. Simply call 13 33 333.	[LOGO]

www.anz.com

Money magazine’s Bank of the Year 2005. Personal Investor magazine’s Bank of the Year 2000-2004. Australia and Newzealand Banking Group Limited ABN 11005 357 522

Personal Investor Awards

•              Home Lender of the Year

•              Low Doc Money Saver of the Year

•              Premium Banking Package of the Year

•              “People’s Choice” award

Money Magazine Awards

•              Money Minder of the year (Savings & Transactions Accounts)

•              Home Lender of the Year

•              Personal Banking Website of the Year

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Expanding distribution to improve convenience

New Branches and ATMs

[CHART]

Target:  80 new branches by 2007

[GRAPHIC]

Success in Personal due to an effective business system

	Financial		Strategy
Performance

“More
Customers		Convenient		Employees
Banking”

	Brand		Products &
	Investment		Distribution

“Proof points” starting to differentiate ANZ brand…

Call Centres open 24/7

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More ATM locations in key areas

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First major bank to launch Visa Debit card

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…which drives future acquisition and retention

Improved “Trial Intention”	Lowest propensity to defect#
(Day to Day Transaction Accounts*)

[CHART]	[CHART]

*Wallis Consulting Group, 6 month rolling average

# Roberts Research Group

Success in Personal due to an effective business system

	Financial		Strategy
Performance

“More
Customers		Convenient		Employees
Banking”

	Brand		Products &
	Investment		Distribution

Highest customer satisfaction of any major bank…

Overall customer satisfaction
(Main Financial Institution*)

[CHART]

…leading to higher share of wallet and market share

Share of wallet (traditional banking products*)	Market Share Gap

[CHART]	[CHART]

*Source: Roy Morgan Research – Traditional Banking 12 monthly moving average

Success in Personal due to an effective business system

	Financial		Strategy
Performance

“More
Customers		Convenient		Employees
Banking”

	Brand		Products &
	Investment		Distribution

Non price led strategy delivering attractive growth…

Retail Deposits – FUM Growth v Margin

[CHART]

Note - size indicates Net Interest Income contribution of net growth (i.e. growth (A$b) x margin)

*6 months ended 31 Mar 06

Source: Company documents, Roy Morgan, ABA market share, ANZ Banking Products analysis

…resulting in sustainable revenue and profit growth

Revenue/Cost ‘Jaws’ widening*		Strong profit momentum (pcp)
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[CHART]		[CHART]

*pcp growth 1H06 AIFRS, 1H05 & 2H05 AGAAP

Summary

•              No “silver bullet” explains ANZ’s Retail Banking success

•              Our business system is delivering strong, sustainable growth

•              We will continue to invest in “More Convenient Banking”

•              Lots more upside in customer #s, wallet share, and efficiency

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins
Head of Investor Relations
ph: (613) 9273 4185  fax:  (613) 9273 4091  e-mail: higgins@anz.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 18 May 2006